UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number: 001-41431

Polestar Automotive Holding UK PLC

Assar Gabrielssons Väg 9

405 31 Göteborg, Sweden

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On June 3, 2025, Polestar Automotive Holding UK PLC (“Company”) distributed a notice of annual general meeting to be held at the offices of Alston & Bird (City) LLP, LDN:W, 6th Floor, 3 Noble Street, London, EC2V 7EE, United Kingdom at 3:00 pm (British Summer Time) on June 30, 2025 (the “AGM”) to the holders of the Company’s ordinary shares in connection with the Company’s AGM. The notice of AGM is furnished as Exhibits 99.1 to this report on Form 6-K.

On or about June 3, 2025, Citibank, N.A., in its capacity as the depositary bank (the “Depositary”) for the Company’s American Depositary Shares (“ADSs”), commenced mailing notice materials and voting instruction cards to ADS holders to enable ADS holders of record as of May 19, 2025, to instruct the Depositary to vote the ordinary shares represented by their ADSs. The Depositary’s notice of AGM to ADS holders and the ADS voting instruction card are furnished as Exhibits 99.2 and 99.3, respectively, to this report on Form 6-K.

The Company has published its U.K. annual report and accounts for the year ended December 31, 2024 on its website at: https://investors.polestar.com/corporate-governance/annual-general-meeting

Finally, on June 3, 2025, the Company issued a press release announcing proposed changes to its Board of Directors. A copy of the press release is attached hereto as Exhibit 99.4.

The information contained in this report on Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
99.1	Notice of Annual General Meeting.

99.2	Depositary’s Notice of Annual General Meeting

99.3	American Depositary Share Voting Instruction Card.

99.4	Press Release of Polestar Automotive Holding UK PLC, dated June 3, 2025.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLESTAR AUTOMOTIVE HOLDING UK PLC

Date: June 3, 2025	By:	/s/ Michael Lohscheller
	Name:	Michael Lohscheller
	Title:	Chief Executive Officer

Date: June 3, 2025	By:	/s/ Jean-François Mady
	Name:	Jean-François Mady
	Title:	Chief Financial Officer

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